Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

January 17, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhong Yuan Bio-Technology Holdings Limited Registration Statement on Form F-1 SEC Exchange Act File No.: 000-55631

Ladies and Gentlemen,

We represent Zhong Yuan Bio-Technology Holdings Limited (“Registrant”) as US counsel. The Registrant is filing a Registration Statement on Form F-1 with the Securities and Exchange Commission to register shares for resale.

If you have any questions relating to the Registration Statement, please contact Tina Chang, the Registrant’s President, at her email address of 502332188@qq.com, or Gareth Tang, the Registrant’s CFO, at his email address of gareth@gcaadvisors.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with me, please feel free to call me at the above telephone number.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C: Zhong Yuan Bio-Technology Holdings Limited

     Centurion ZD CPA & CO.